UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number: 1-12991

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. Amended and Restated Salary Deferral-Profit Sharing
Employee Stock Ownership Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

Explanatory Note

          This Form 11-K/A amends the Annual Report on Form 11-K for the fiscal year ended December 31, 2004 filed June 27, 2005 to add the signature page, which was inadvertently omitted from the original filing.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan
July 5, 2005	By:	BancorpSouth Bank, as Trustee
	By:	/s/ Bill Malone
	Name:	Bill Malone
	Title:	First Vice President and Trust Officer